UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Harmonic Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

413160102

(CUSIP Number)

AARON MORSE

SCOPIA CAPITAL MANAGEMENT LP

152 West 57th Street, 33rd Floor

New York, New York 10019

(212) 370-0303

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,888,834
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,888,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,888,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,888,834
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,888,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,888,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

CO, HC

3

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,888,834
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,888,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,888,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 413160102

1	NAME OF REPORTING PERSON

JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,888,834
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,888,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,888,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 413160102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares reported herein were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,888,834 Shares held in the aggregate by the Investment Vehicles is approximately $37,490,471, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (c) and (e) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 116,542,186 Shares outstanding as of April 29, 2024, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024.

As of the date hereof, each of Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich may be deemed to beneficially own the 3,888,834 Shares, constituting approximately 3.3% of the Shares outstanding, held in the aggregate by the Investment Vehicles.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the Shares directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons (on behalf of the Investment Vehicles) during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(e)       As of June 4, 2024, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to amend and restate the first paragraph of Item 6 of the initial Schedule 13D with the following:

6

CUSIP No. 413160102

Scopia Capital (on behalf of the Investment Vehicles) has entered into certain cash-settled total return swap agreements with Morgan Stanley Capital Services LLC (“Morgan Stanley”) as the counterparty (the “Swap Agreements”). The swaps with Morgan Stanley constitute economic exposure to an aggregate of 243,533 notional Shares, representing less than 1% of the outstanding Shares, which have a reference price of $11.43 and an expiration date of August 6, 2025. The Swap Agreements provide Scopia Capital with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Scopia Capital has economic exposure to an aggregate of 4,132,367 Shares, representing approximately 3.5% of the outstanding Shares. Scopia Capital and the other Reporting Persons disclaim beneficial ownership of the Subject Shares.

7

CUSIP No. 413160102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2024

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

8

CUSIP No. 413160102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA CAPITAL MANAGEMENT LP
(On Behalf of the Investment Vehicles)

Sale of Common Stock	(24,612)	11.9403	05/29/2024
Sale of Common Stock	(15,803)	11.9750	05/29/2024
Sale of Common Stock	(107,344)	12.0528	05/30/2024
Sale of Common Stock	(50,000)	12.1969	05/31/2024
Sale of Common Stock	(95,219)	12.2063	05/31/2024
Sale of Common Stock	(66,384)	12.2968	06/03/2024
Sale of Common Stock	(10,504)	11.9082	06/04/2024
Sale of Common Stock	(25,000)	12.0701	06/04/2024
Sale of Common Stock	(48,500)	11.5439	06/26/2024
Sale of Common Stock	(43,839)	11.5828	06/26/2024
Sale of Common Stock	(42,174)	11.6294	06/27/2024
Sale of Common Stock	(32,657)	11.6572	06/27/2024
Sale of Common Stock	(35,250)	11.8262	06/28/2024
Purchase of Common Stock	37,701	11.8470	07/01/2024
Sale of Common Stock	(9,118)	11.8731	07/01/2024
Purchase of Common Stock	23,085	11.8454	07/02/2024
Purchase of Common Stock	10,000	11.8750	07/02/2024
Purchase of Common Stock	2,188	11.8500	07/03/2024
Purchase of Common Stock	10,000	11.8650	07/03/2024
Sale of Common Stock	(3,084)	12.0062	07/03/2024
Sale of Common Stock	(8,400)	12.0098	07/08/2024
Sale of Common Stock	(93,806)	12.0350	07/08/2024
Sale of Common Stock	(41,600)	12.0450	07/08/2024
Sale of Common Stock	(200,375)	12.1000	07/08/2024
Sale of Common Stock	(100,000)	12.0450	07/09/2024
Sale of Common Stock	(14,157)	12.1003	07/09/2024
Sale of Common Stock	(670,000)	12.0000	07/10/2024
Sale of Common Stock	(16,800)	12.0150	07/10/2024
Sale of Common Stock	(500,000)	12.0325	07/11/2024
Sale of Common Stock	(134,994)	12.0751	07/11/2024